KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

January 19, 2021

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC

Offering Statement on Form 1-A
File No. 024-11344

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) as a supplemental response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on December 23, 2020 (the “Offering Statement”), as set forth in your letter dated January 11, 2021 addressed to Mr. Charles Follini, President (the “Comment Letter”).  The Company is concurrently filing Amendment No. 5 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter to which this supplement response relates has been reproduced herein with the response below the numbered comment.  For your convenience, the Staff’s comment from the Comment Letter is set forth below in bold font. We have attached the changed pages of the Amendment reflecting the revised disclosure referenced in the response below.  The response provided herein are based on information provided to Winston & Strawn LLP by the Company.

January 19, 2021 Page 2

Amendment No. 4 to Offering Circular on Form 1-A

Five-Year Projected Gross Cash Yield, page 22

3.	You define “Gross Cash Yield” as projected proceeds distributed to the Company. It appears that this measure assumes that going forward OpCo will distribute 100% of OpCo Net Income, even though disclosures with your distribution policy on page 16 indicate that there is no contractual obligation for OpCo to make any distributions. Further, based on past distribution amounts disclosed in OpCo’s historical financial statements, it is not clear that OpCo has previously distributed 100% of OpCo Net Income. Please clarify and tell us the facts and circumstances considered in determined that you have a reasonable basis to support your assumption absent any contractual obligation and given contradictory historical precedence related to OpCo distributions.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that the Company is deleting the references to “Projected gross cash yield” and “Projected net cash yield” and the corresponding footnotes from its financial statement projections. The Company is also adding a risk factor advising prospective investors to disregard prior “testing the waters” materials to the extent they contain disclosure inconsistent with the disclosure in the Offering Statement.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini
Gateway Garage Partners LLC

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this offering circular constitute forward-looking statements, including, without limitation, the disclosure under the caption “Description of the Property—Five-Year Financial Projections” beginning on page 22. These statements relate to future events or our future financial performance, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plans,” “assumes,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “will,” and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this offering circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this offering circular or otherwise make public statements in order to update our forward-looking statements beyond the date of this offering circular.

RISK FACTORS

An investment in the Units involves substantial risks. You should carefully consider the following risk factors in conjunction with the other information contained in this offering circular before purchasing the Units. The risks discussed in this offering circular could materially and adversely affect our business, operating results, prospects and financial condition. This could cause the value of the Units to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition as of the date of this offering circular.

Risks Related to an Investment in the Units

The Company previously published and filed testing the waters communication in reliance on Rule 255 under the Securities Act which we have determined should no longer be relied upon. You should rely only on statements made in this offering circular in determining whether to purchase our shares.

We previously disseminated testing the waters communications that contained, among other things, gross and net cash yields projections that we have determined may be confusing to investors and viewed by them as a projection of current returns which was not the intention when the communications were originally disseminated. To avoid any such confusion, we urge investors to disregard the projections in making their investment decisions. You should rely only on the information contained in this offering circular, including the risks and uncertainties described in this section, in making your investment decision. We encourage you to carefully evaluate all of the information included in this offering circular.

Gateway is a recently-formed company with no prior operating history and its business model is untested.

Gateway was formed in May 2020 and has no operating history as of the date of this offering circular. We cannot make any assurance that Gateway’s business model can be successful. Since inception, the scope of Gateway’s operations has been limited to our formation and conducting this offering. It is difficult to predict whether its business model will succeed or if there will ever be any value in the Units.

Investors purchasing the Units will not be purchasing an interest in a diversified portfolio of real estate assets.

The sole source of funds for any distributions paid in respect of the Units will be distributions from OpCo relating to Gateway’s ownership of the Interest in OpCo. Investors purchasing the Units will not have the benefit of a diversified portfolio of real estate assets. A consequence of limiting our scope of operations to an investment in a single property is that the aggregate value of the Units is expected to correlate to the value of the Property, which may fluctuate significantly.

Distributions Gateway receives from OpCo may be less than estimated, and Gateway may experience a decline in realized revenues from time to time, which could adversely affect the value of the Units and the distributions you may receive.

The Property may not achieve the revenues that we anticipate based on its prior performance. Revenues are tied to the parking rates for the Property. If the distributions Gateway receives from OpCo are less than estimated, the value of the Units and the distributions you may receive could decline. The potential factors leading to reduced revenues include competitive pricing pressure in the local market as well as general economic downturn and the changes in the desirability of the Property compared to other properties. Depending on market rental rates at any given time as compared to expiring leases on the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If OpCo is unable to obtain sufficient rental rates for the Property, the cash distributions to investors may be materially and adversely affected.

The performance of the Property will fluctuate with general and local economic conditions.

The successful operation of any real estate asset is significantly related to general and local economic conditions. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels and other economic events may decrease demand for real estate, which can result in lower rent and lower occupancy levels. As a result, these factors may adversely affect the value of the Property, the value of the Units and distributions paid to holders of the Units from the operation of the Property.

Investment in the Units is speculative, and each investor assumes the risk of losing his, her or its entire investment.

Investment in the Units is speculative and, by investing, you assume the risk of losing your entire investment. Gateway has limited operations as of the date of this offering circular and will be solely dependent upon the efforts of the Manager and the operating results of the Property, all of which are subject to the risks described herein.

Accordingly, only investors who are able to bear the loss of their entire investment and who otherwise meet the investor suitability standards should consider purchasing the Units.

Non-GAAP Financial Measurements Reconciliation

OpCo uses Property NOI and OpCo Net Income / (Loss) as key performance indicators in evaluating operations. Given the nature of its business as a real estate owner, OpCo considers these measurements as key supplemental measures of its operating performance that are not specifically defined by GAAP. OpCo believes that Property NOI and OpCo Net Income / (Loss) are useful to management and investors as starting points in measuring its operational performance because these measurements exclude various items included in the GAAP adjusted net income (loss) that do not relate to or are not indicative of its operating performance, which can make periodic and peer analyses of operating performance more difficult.

Five-Year Financial Projections

Based on our current view of existing market conditions and certain current assumptions (see “Key Projection Assumptions” below), we expect that OpCo Net Income for the years ended December 31, 2021 through 2025 will be as set forth in the table below.

	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Revenue:
Transient parking income	$801,841	$821,879	$842,615	$864,070	$886,266
Monthly non-license income	$231,503	$238,448	$245,601	$252,969	$260,558
Hotel and license income	$1,431,805	$1,372,264	$1,476,432	$1,583,726	$1,694,237
Total Parking Revenue	$2,465,149	$2,432,591	$2,564,648	$2,700,765	$2,841,061
Misc. income (1)	$19,035	$19,606	$20,194	$20,800	$21,424
Total Revenues (2)	$2,484,184	$2,452,197	$2,584,842	$2,721,565	$2,862,485
Less Expenses:
Payroll	$304,396	$313,528	$322,934	$332,622	$342,601
Repairs and maintenance	$69,298	$71,377	$73,519	$75,724	$77,996
Utilities	$14,337	$14,767	$15,210	$15,666	$16,136
Insurance	$32,996	$33,986	$35,006	$36,056	$37,137
Other operating expenses	$106,246	$108,738	$111,298	$113,928	$116,630
General and administrative expenses	$18,798	$19,362	$19,943	$20,541	$21,157
Management fees	$124,209	$122,610	$129,242	$136,078	$143,124
Property taxes	$220,222	$226,829	$233,634	$240,643	$247,862
Total Operating Expenses	$890,502	$911,196	$940,784	$971,258	$1,002,643
Property NOI	$1,593,682	$1,541,001	$1,644,058	$1,750,307	$1,859,842
Less: Interest expense	$541,381	$523,369	$506,017	$485,150	$464,867
Less: mortgage principal repayment	$430,698	$448,155	$465,786	$485,096	$504,594
OpCo Net Income	$621,603	$569,476	$672,255	$780,061	$890,382

(1) Miscellaneous income consists of online sales and late charges. For the purpose of calculating the percentage breakdown of revenues, online sales are included in transient parking income and late fees are included in hotel and license income.

(2) The apportioned ratio of transient parking income, monthly parking income and licensed parking income for the years ended December 31, 2018, December 31, 2019 and the period ended June 30, 2020, can be found as follows, along with the projected breakdown for the years ended December 31, 2021 through 2025:

	December 31, 2018	December 31, 2019	June 30, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Revenue sources:
Transient parking	29%	29%	16%	33%	34%	33%	33%	32%
Monthly non-license	14%	8%	11%	9%	10%	10%	9%	9%
Hotel and license	57%	63%	73%	58%	56%	57%	58%	59%